Exhibit 3

Rio de Janeiro, September 6, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM)

Attn.:   Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

Manager of Company Monitoring – 2

Re: Official Letter No. 306/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 306/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Company”) was asked to provide clarifications concerning the news from the news publisher Agência Estado – Broadcast on September 2, 2016 titled “Source: Tanure and Pharol reach an Agreement on Board Seats and Shared Plan” (“News”), Oi explains the following.

The Company clarifies that it has no knowledge with respect to the information in the News. The Company consulted with its shareholder Bratel B.V. with respect to the veracity of the information disclosed in such News and was informed via correspondence received on this date that (i) there was no agreement or contract made between Bratel B.V. and the fund Société Mondiale; and (ii) Bratel B.V. will observe the decision of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, which ordered the suspension of the call for the Extraordinary General Shareholders’ Meetings that would have taken place on September 8, and ordered the parties to submit to mediation to resolve the disputes between Bratel B.V. and the fund Société Mondiale.

Oi reiterates its commitment to keep its shareholders and the market informed about the subject matter discussed herein and makes itself available to the CVM for further information.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 306/2016/CVM/SEP/GEA-2

Rio de Janeiro, September 5, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425, 8th floor—Leblon

22430-190—Rio de Janeiro, RJ

Tel.: (21) 3131-2918   Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for clarifications about news

            Dear Sir,

  We refer to the news published on September 2, 2016 via the news publisher Agência Estado – Broadcast titled “SOURCE: TANURE AND PHAROL REACH AN AGREEMENT ON BOARD SEATS AND SHARED PLAN” containing the following information:

SOURCE: TANURE AND PHAROL REACH AN AGREEMENT ON BOARD SEATS AND SHARED PLAN

After a dispute with Pharol (formerly Portugal Telecom, Oi’s biggest individual shareholder, with a 22.24% stake) over the course of the last few months for power in the telecom, the fund Société Mondiale (tied to Nelson Tanure, 6.32% owner) believes it has an understanding with the Portuguese entity, according to Broadcast. In the midst of advanced discussions, the agreement will leave the businessman’s fund with seats on the board of directors, giving it influence over the executive direction of the telecom, as well the judicial reorganization plan, which will be presented on Monday.

In exchange, Tanure will not propose to the shareholders an alternative judicial reorganization plan for the company. In addition, he will stop advocating for the dismissal of the five permanent members of the board linked to Pharol, as well as accountability measures against the Portuguese company for damages from the merger with Oi.  Voting on the two issues would have been held in the shareholders’ meetings called by Tanure. Today, the judge responsible for the telecom’s judicial reorganization proceeding, Fernando Viana, suspended the meetings and demanded mediation between the fund and the Portuguese entity.

“One of the premises of the understanding is that Pharol was just as harmed as Oi by the same directors, who are no longer at the companies,” says a source close to the fund, referring to Oi’s ex-CEO, Zeinal Bava, and Henrique Granadeiro, ex-CEO of the former Portugal Telecom.

The board of directors of the telecom will meet on Monday morning to evaluate and hammer out the final version of the plan, which will be presented to the Court that afternoon. Some adjustments may be made before the final version of the plan is submitted to the 7th Corporate Court of the Judicial District of Rio de Janeiro. The source did not provide details as to whether the plan already incorporates the issues brought up by Tanure or if an update will be presented afterwards.

The agreement delineated by the parties considers the individuals nominated by Tanure to the board and the exit of some of the members associated with the Portuguese entity. At least two names proposed by the businessman are certain: former Communications Minister Helio Costa and former vice-president of Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Demian Fiocca. The two have been acting on Tanure’s behalf in the last few weeks. The current chairman of the board, José Mauro Mettrau Carneiro da Cunha, will remain, says another source close to the fund.

The other shareholders of Oi that were aligned with Tanure, such as the American fund PointState Capital, holder of a 4.18% stake in the Company, will also enter into an agreement with Pharol. When asked, the fund declined to comment. Pharol said it has not closed an agreement with Société Mondiale and will respect the judicial decision to attempt an agreement via mediation.

  With respect to the above, we request your response as to the veracity of the information contained in the news article, and, if confirmed, an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

  Given the recent recorded fluctuations of the Company’s preferred shares, we also request to be informed of any fact, to the Company’s knowledge, that would explain the fluctuations, including possible advances in the negotiations of the judicial reorganization plan currently underway.

  Respecting the sole paragraph of Article 6 of CVM Instruction No. 358/2002, such statement should include a copy of this Official Letter and be sent to the IPE System, category: “Notice to the Market,” type: “Clarifications about CVM/BOVESPA Consultations,” subject: “News Disclosed in the Media.”
  We highlight that, under the terms of Article 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.
  We also remind you of the obligation in the sole paragraph of Article 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.
   Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976 and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice, within the period of 1 (one) business day from the date of knowledge of the content of this letter, now sent by e-mail.

Sincerely,

Document signed electronically by Guilherme Rocha Lopes, Manager, on September 5, 2016, at 5:33 p.m., pursuant with Article 1 (III) (b), of Law 11,419/2006.

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